UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            _______________________

                           HAWAIIAN AIRLINES, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  419849-104
                                (CUSIP Number)
                            _______________________
                             DAVID A. PERSING, ESQ.
                               885 THIRD AVENUE
                                  34TH FLOOR
                                   NEW YORK
                                NEW YORK 10022
                           TEL. NO.: (212) 888-5500
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                               JANUARY 18, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid  with  the  statement [X].



                           Page 1 of 42  Pages

                                SCHEDULE 13D


CUSIP NO. 419849-104                                       Page 2 of 42 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Airline Investors Partnership, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER

NUMBER OF
SHARES                                  2,727,272
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER


                                        --

             9                   SOLE DISPOSITIVE POWER


                                        2,727,272

             10                  SHARED DISPOSITIVE POWER


                                        --

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,727,272

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              [ ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.49%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D



CUSIP NO. 419849-104                                       Page 3 of 42 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AIP General Partner, Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER

NUMBER OF
SHARES                                  2,727,272
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER


                                        --

             9                   SOLE DISPOSITIVE POWER


                                        2,727,272

             10                  SHARED DISPOSITIVE POWER

                                        --

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,727,272

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.49%

14           TYPE OF REPORTING PERSON

             CO

                                 SCHEDULE 13D



CUSIP NO. 419849-104                                       Page 4 of 42 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John W. Adams

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [ ]
                                                             (B) [X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

             7                   SOLE VOTING POWER

NUMBER OF
SHARES                                  2,727,272
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER


                                        --

             9                   SOLE DISPOSITIVE POWER


                                        2,727,272

             10                  SHARED DISPOSITIVE POWER


                                        --

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,727,272

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.49%

14           TYPE OF REPORTING PERSON

             IN

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 5 of 42 Pages


ITEM 1.   SECURITY AND ISSUER.

          This Schedule relates to shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Airlines, Inc., a Hawaii corporation (the "Company"). The principal executive offices of the Company are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.



ITEM 2.   IDENTITY AND BACKGROUND.

          The names and addresses of the persons filing this Schedule are as follows:

1. Airline Investors Partnership, L.P. ("AIP"), a Delaware limited partnership, whose principal business and office address is c/o John W. Adams, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of acquiring stock of the Company;

2. AIP General Partner, Inc. ("AIP General Partner"), a Delaware corporation, whose principal business and office address is c/o
     John W. Adams, 885 Third Avenue, 34th Floor, New York, New York 10022, and which was formed for the purpose of being, and is, the general partner of AIP. John W. Adams and Richard F. Conway are the sole directors of AIP General Partner. John W. Adams is the President and Treasurer and Richard F. Conway is the Vice President and Secretary of AIP General Partner. John W. Adams is the sole shareholder of AIP General Partner and ultimately in control of this corporation; and

3. John W. Adams, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. John W. Adams is President of Smith Management Company, a New York based private investment firm and is sole shareholder of AIP General Partner.

          The above named persons are collectively referred to as the "Reporting Parties."

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 6 of 42 Pages


           The following person is not a beneficial owner under this Schedule but is identified as an officer or director of the entities mentioned above:

Richard F. Conway, a United States citizen, whose business address is 885 Third Avenue, 34th Floor, New York, New York 10022. Richard F. Conway is Vice President of Smith Management Company, and Vice President and Secretary of AIP General Partner.

           None of the Reporting Parties or the individual mentioned above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On January 18, 1996 AIP acquired a Secured Convertible Promissory Note of the Company, a copy of which is attached as Exhibit 1 hereto (the "Note"). The Note was issued to AIP to evidence a bridge loan made by AIP in the amount of $3,000,000 pursuant to a Loan Agreement, dated as of January 15, 1996 (the "Loan Agreement") between the Company and AIP, a copy of which is attached as Exhibit 2 hereto.
The Note is convertible at the option of AIP into a maximum of 2,727,272 shares of Common Stock (subject to certain limitations set forth in the Loan Agreement). The Note will be automatically converted into 2,727,272 shares of Common Stock if and when the closing occurs under the Stock Purchase Agreement, dated as of December 8, 1995 (the "Stock Purchase Agreement"), between the Company and AIP (a copy of the Stock Purchase Agreement is included in the Proxy Statement of the Company, dated January 13, 1996 and filed with the Securities and Exchange Commission (the "Proxy Statement"), which is incorporated herein by reference), pursuant to which AIP will acquire 18,181,818 shares of Common Stock and four shares of Series B Special Preferred stock, par value $.01 per share, of the Company for a purchase price of $1.10 per share. The closing of the Stock Purchase Agreement is subject to the satisfaction of several significant conditions including the approval of the transaction by the Company's stockholders.

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 6 of 42 Pages


          The $3,000,000 loaned to the Company pursuant to the Loan Agreement was loaned to AIP by an affiliated entity.



ITEM 4.   PURPOSE OF THE TRANSACTION.

          The purpose of the transaction is to provide a bridge loan to the Company until the closing, if any, under the Stock Purchase
Agreement. The Reporting Parties have acquired the right to convert the Promissory Note into Common Stock for possible future investment purposes.

          Except as set forth in the Proxy Statement of Hawaiian
Airlines, Inc., dated January 13, 1996, filed with the Securities and Exchange Commission and incorporated herein by reference, the Reporting Parties have no intention, plan or proposal with respect to:


1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board.

5. Any material change in the present capitalization or dividend policy of the issuer;

6. Any other material change in the issuer's business or corporate structure;

7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 7 of 42 Pages


     quotation system of a registered national securities association;

9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

10.  Any action similar to any of those enumerated     above.

          Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          To the best of the Reporting Parties' knowledge based on the information contained in the Company's Proxy Statement, the aggregate number of shares of Common Stock of the Company outstanding as of December 18, 1995 is 6,845,105 shares.

          As of the close of business on January 19, 1996:


NAME OF REPORTING PARTY:

     AIP

     (a)  Aggregate Number of Securities Owned     2,727,272
                                                   ---------
          Percentage                                  28.49%
                                                   ---------
     (b)  1.   Sole power to vote or to direct
               the vote                            2,727,272
                                                   ---------
          2.   Shared power to vote or to direct
               the vote                                 --
                                                   ---------
          3.   Sole power to dispose or to direct
               the disposition                     2,727,272
                                                   ---------
          4.   Shared power to dispose of or to
               direct the disposition                  --
                                                   ---------

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 9 of 42 Pages

     (c)  On January 18, 1996 AIP acquired a Secured Convertible
Promissory Note of the Company.  The aggregate principal amount of the
Note is $3 million and such principal amount is convertible at the option of AIP into shares of Class A Common Stock at $1.10 per share. The conversion is subject to certain limitations set forth in the Loan Agreement.

     AIP GENERAL PARTNER

     (a)  Aggregate Number of Securities Owned     2,727,272
                                                   ---------
          Percentage                                  28.49%
                                                   ---------
     (b)  1.   Sole power to vote or to direct
               the vote                            2,727,272
                                                   ---------
          2.   Shared power to vote or to direct
               the vote                                 --
                                                   ---------
          3.   Sole power to dispose or to direct
               the disposition                     2,727,272
                                                   ---------
          4.   Shared power to dispose of or to
               direct the disposition                   --
                                                   ---------


     JOHN W. ADAMS

     (a)  Aggregate Number of Securities Owned     2,727,272
                                                   ---------
          Percentage                                  28.49%
                                                   ---------
     (b)  1.   Sole power to vote or to direct
               the vote                            2,727,272
                                                   ---------
          2.   Shared power to vote or to direct
               the vote                                 --
                                                   ---------
          3.   Sole power to dispose or to direct
               the disposition                     2,727,272
                                                   ---------
          4.   Shared power to dispose of or to
               direct the disposition                   --
                                                   ---------

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 10 of 42 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company, except the following:

1. AIP and the Company entered into a Loan Agreement, dated as of January 15, 1996, under which AIP advanced $3,000,000 to the Company on January 18, 1996. The loan is evidenced by a Secured Convertible Promissory Note. The principal amount of the Note is convertible into a maximum of 2,727,272 shares of Class A Common Stock of the Company;

2. AIP and the Company entered into a Stock Purchase Agreement ("Stock Purchase Agreement"), dated as of December 8, 1995, under which AIP agreed, subject to the terms and conditions set forth therein, to purchase 18,181,818 shares of Common Stock and 4 shares of Series B Special Preferred Stock of the Company for $1.10 per share. The 18,181,818 shares to be issued to AIP under this agreement will be reduced by the number of shares issued to AIP upon conversion of the Note. The Note will automatically be converted into 2,727,272 shares of Common Stock upon the closing of the Stock Purchase Agreement. The effectiveness of the Stock Purchase Agreement remains subject to the occurrence of several significant conditions, including the approval of the transactions contemplated thereby by the Company's stockholders.

     Pursuant to the Stock Purchase Agreement, and as more fully discussed in the Proxy Statement, the Company shall use its best efforts to cause its stockholders to elect new Directors and to cause the Company's By-laws and Articles and certain other agreements to which the Company is a party to be amended.

3.   John W. Adams will enter into an irrevocable proxy agreement
     ("Irrevocable Proxy Agreement") with a non-United States entity that is a minority shareholder (the "Shareholder") of a Texas corporation (the "subject company") that holds a 25% voting interest in the limited partner of AIP. The Irrevocable Proxy

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 11 of 42 Pages

     Statement will provide that John W. Adams will have absolute authority and discretion to vote the shares of the subject company held by the Shareholder in connection with all matters relating to the Company.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


The Stock Purchase Agreement is contained in the Proxy Statement and is herein incorporated by reference.


Exhibit 1: Secured Convertible Promissory Note

Exhibit 2: Loan Agreement

                                SCHEDULE 13D



CUSIP NO. 419849-104                                      Page 12 of 42 Pages


                         SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1996


                    AIRLINE INVESTORS PARTNERSHIP, L.P.
                      By AIP General Partner, Inc., its
                           general partner


                         By: /S/ John W. Adams
                            --------------------------
                            John W. Adams
                            President


                         AIP GENERAL PARTNER, INC.


                         By: /S/ John W. Adams
                            --------------------------
                            John W. Adams
                            President


                            /S/ John W. Adams
                            --------------------------
                             John W. Adams